(3)

INTERIM REPORT

For the nine months ended
September 30, 2006

CONSOLIDATED BALANCE SHEETS
as at September 30, 2006 and December 31, 2005
(unaudited - US$ millions)

	2006	2005
		Restated
Assets Cash, short term investments and marketable securities	473.7	559.0
Accounts receivable and other	2,398.9	2,380.4
Recoverable from reinsurers (including recoverables on paid losses - $478.5; 2005 - $535.3)	5,805.8	7,655.7
	8,678.4	10,595.1
Portfolio investments Subsidiary cash and short term investments (market value - $7,233.4; 2005 - $4,526.3)	7,233.4	4,526.3
Bonds (market value - $7,170.2; 2005 - $8,038.4)	7,271.7	8,127.4
Preferred stocks (market value - $29.4; 2005 - $16.6)	24.4	15.8
Common stocks (market value - $1,964.5; 2005 - $2,530.7)	1,774.5	2,097.4
Investments in Hub, Zenith National and Advent (market value - $398.2; 2005 - $439.1)	285.0	226.6
Real estate (market value - $18.2; 2005 - $18.0)	17.4	17.2
Total (market value - $16,813.9; 2005 - $15,569.1)	16,606.4	15,010.7
Deferred premium acquisition costs	394.7	385.1
Future income taxes	757.9	1,118.8
Premises and equipment	87.2	95.7
Goodwill	238.6	228.4
Other assets	107.1	108.2
	26,870.3	27,542.0
Liabilities Cunningham Lindsey indebtedness	76.9	63.9
Accounts payable and accrued liabilities	1,215.8	1,167.3
Securities sold but not yet purchased	780.6	700.3
Funds withheld payable to reinsurers	408.6	1,054.4
	2,481.9	2,985.9
Provision for claims	15,870.9	16,235.1
Unearned premiums	2,453.6	2,446.3
Long term debt - holding company borrowings	1,273.2	1,365.3
Long term debt - subsidiary company borrowings	928.9	869.3
Purchase consideration payable	180.2	192.1
Trust preferred securities of subsidiaries	37.4	52.4
	20,744.2	21,160.5
Non-controlling interests	920.1	751.4
Shareholders’ Equity Common stock	2,071.9	2,079.6
Other paid in capital	57.9	59.4
Treasury stock, at cost	(16.3)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	440.4	405.6
Currency translation account	33.6	(19.7)
	2,724.1	2,644.2
	26,870.3	27,542.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the nine months ended September 30, 2006 and 2005
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2006	2005	2006	2005
		Restated	Note 2	Restated
Revenue Gross premiums written	1,410.7	1,441.3	4,181.2	4,141.7
Net premiums written	1,237.3	1,205.6	3,619.3	3,524.5
Net premiums earned	1,209.5	1,197.5	3,617.4	3,520.1
Interest and dividends	192.5	103.5	532.3	339.4
Realized gains on investments	20.9	162.7	745.3	421.9
Claims fees	92.2	83.8	270.2	259.4
	1,515.1	1,547.5	5,165.2	4,540.8
Expenses Losses on claims	1,280.5	1,327.6	3,000.1	3,135.6
Operating expenses	280.0	246.5	802.5	758.1
Commissions, net	178.8	181.9	588.7	552.3
Interest expense	53.2	52.0	158.2	148.5
	1,792.5	1,808.0	4,549.5	4,594.5
Earnings (loss) from operations before income taxes	(277.4)	(260.5)	615.7	(53.7)
Provision for (recovery of) income taxes	64.0	(47.2)	421.6	31.2
Net earnings (loss) before non-controlling interests	(341.4)	(213.3)	194.1	(84.9)
Non-controlling interests	(17.8)	4.7	(125.7)	(53.6)
Net earnings (loss)	(359.2)	(208.6)	68.4	(138.5)
Net earnings (loss) per share	$(20.41)	$(13.19)	$3.37	$(9.11)
Net earnings (loss) per diluted share	$(20.41)	$(13.19)	$3.37	$(9.11)
Cash dividends paid per share	-	—	$1.40	$1.40
Shares outstanding (000) (weighted average)	17,740	16,012	17,772	16,011

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the nine months ended September 30, 2006 and 2005
(unaudited - US$ millions)

	2006	2005
		Restated
Common stock - Subordinate voting shares - beginning of period	2,075.8	1,783.1
Purchases during the period	(7.7)	—
Subordinate voting shares - end of period	2,068.1	1,783.1
Multiple voting shares - beginning and end of period	3.8	3.8
Common stock	2,071.9	1,786.9
Other paid in capital - beginning of period	59.4	59.4
Purchase of convertible senior debentures	(1.5)	—
Other paid in capital - end of period	57.9	59.4
Treasury stock (at cost) - beginning of period	(17.3)	(17.4)
Reissuances during the period	1.0	0.4
Treasury stock - end of period	(16.3)	(17.0)
Preferred stock - Series A - beginning and end of period	51.2	51.2
Series B - beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings - beginning of period as previously reported	531.4	1,061.9
Restatement adjustments	(125.8)	(199.6)
Retained earnings - beginning of period, as restated	405.6	862.3
Net earnings (loss) for the period	68.4	(138.5)
Common share dividends	(25.1)	—
Preferred share dividends	(8.5)	(7.3)
Retained earnings - end of period	440.4	716.5
Currency translation account - beginning of period	(19.7)	(26.1)
Foreign exchange impact from foreign denominated net assets	53.3	11.9
Currency translation account - end of period	33.6	(14.2)
Total shareholders’ equity	2,724.1	2,668.2
Number of shares outstanding Common stock - Subordinate voting shares - beginning of period	17,056,856	15,260,625
Net treasury shares reissued	4,614	2,613
Purchases	(67,800)	—
Subordinate voting shares - end of period	16,993,670	15,263,238
Multiple voting shares - beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding - end of period	17,742,440	16,012,008
Preferred stock - Series A - beginning and end of period	3,000,000	3,000,000
Series B - beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2006 and 2005
(unaudited - US$ millions)

	Third quarter		First nine months
	2006	2005	2006	2005
		Restated	Note 2	Restated
Operating activities Earnings (loss) before non-controlling interests	(341.4)	(213.3)	194.1	(84.9)
Amortization	7.4	5.8	17.9	20.3
Future income taxes	38.9	(65.5)	375.6	(54.9)
Loss on significant commutations	412.6	—	412.6	103.1
Gains on investments	(20.9)	(162.7)	(745.3)	(421.9)
	96.6	(435.7)	254.9	(438.3)
Increase (decrease) in cash from:
Provision for claims	(142.5)	830.5	(467.6)	457.8
Unearned premiums	8.3	30.5	(30.5)	11.2
Accounts receivable and other	115.8	(66.5)	470.6	222.6
Recoverable from reinsurers	348.8	(259.5)	910.9	465.7
Funds withheld payable to reinsurers	(18.0)	(16.1)	(64.6)	6.1
Accounts payable and accrued liabilities	(79.4)	192.3	(128.5)	35.4
Other	(18.6)	90.7	(43.2)	87.2
Cash provided by operating activities	311.0	366.2	902.0	847.7
Investing activities Investments - purchases	(1,034.1)	(940.5)	(2,471.5)	(5,504.4)
- sales	1,599.1	975.6	4,033.5	4,995.0
Sale (purchase) of marketable securities	4.9	(16.1)	118.9	(146.3)
Sale of Zenith National shares	-	—	193.8	—
Purchase of Advent shares	-	—	(24.0)	(34.1)
Purchase of capital assets	(3.5)	(6.0)	(8.8)	(16.7)
Purchase of Corifrance, net of cash acquired	-	—	-	(52.0)
Cash provided by (used in) investing activities	566.4	13.0	1,841.9	(758.5)
Financing activities Subordinate voting shares repurchased	-	—	(7.7)	—
Long term debt - repayment	(23.5)	(11.6)	(118.9)	(79.0)
Long term debt - issuances	-	—	100.0	125.0
Trust preferred securities of subsidiaries - repayment	(7.9)	—	(12.0)	—
Purchase consideration payable	(5.0)	(5.0)	(25.8)	(15.1)
Cunningham Lindsey indebtedness	2.9	(22.5)	13.0	(23.0)
Common share dividends	-	—	(25.1)	(22.5)
Preferred share dividends	(2.8)	(2.6)	(8.5)	(7.3)
Cash used in financing activities	(36.3)	(41.7)	(85.0)	(21.9)
Foreign currency translation	(2.0)	25.1	28.5	15.0
Increase in cash resources	839.1	362.6	2,687.4	82.3
Cash resources - beginning of period	6,438.7	4,149.4	4,590.4	4,429.7
Cash resources - end of period	7,277.8	4,512.0	7,277.8	4,512.0

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and exclude $269.7 at September 30, 2006 ($216.4 at December 31, 2005, $217.9 at September 30, 2005 and $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes.

Notes to Consolidated Financial Statements
for the nine months ended September 30, 2006 and 2005
(unaudited - in US$ millions except per share amounts and as otherwise indicated)

1.  Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s restated consolidated financial statements for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s restated consolidated financial statements for the year ended December 31, 2005, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2.  Restatement of Financial Results

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended March 31, 2006. These unaudited consolidated financial statements reflect the restatement of the unaudited consolidated financial statements for the nine months ended September 30, 2005 and the three months ended September 30, 2005. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the “Swiss Re Cover”). That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at that prior time, are reflected in the company’s consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements.

The total cumulative impact of the restatement through December 31, 2005 and September 30, 2005 is to decrease shareholders’ equity by $261.7 and $300.2 respectively. The total cumulative impact on shareholders’ equity comprises a decrease in the currency translation account (the “CTA”) in the amount of $123.7 as at December 31, 2005 and $152.5 as at September 30, 2005, a decrease in retained earnings in the amount of $125.8 as at December 31, 2005 and $135.8 as at September 30, 2005, a decrease in share capital (by way of an increase in treasury stock) of $17.3 as at December 31, 2005 and $17.0 as at September 30, 2005, and an increase in common stock of $5.1 as at December 31, 2005 and September 30, 2005. Of the $135.8 after-tax cumulative decrease in retained earnings as at September 30, 2005, the net effect of the restatement on earnings for each period is to decrease the net loss for the nine months ended September 30, 2005 by $41.3, and decrease the net loss for the three months ended September 30, 2005 by $11.4.

The corrections affecting the nine months ended September 30, 2005 and the three months ended September 30, 2005, net of non-controlling interests and tax effects as applicable, relate to:

    Insurance/Reinsurance Operations and Investments

(i)   Adjustments related to the recording by the company of the restatement of the OdysseyRe consolidated financial statements as at and for the years ended December 31, 2000 through 2005 to correct for accounting errors associated with reinsurance contracts entered into by OdysseyRe between 1998 and 2004. OdysseyRe restated its financial results following a re-evaluation of the accounting considerations previously applied to those transactions. The contracts were restated to correct the application of EITF 93-6 and account for the treatment of deferred ceding commissions to be received by the company. The restatement resulted in a $4.8 cumulative decrease in shareholders’ equity as at December 31, 2005 and September 30, 2005, and had the net effect of increasing the net loss for the nine months ended September 30, 2005 by $1.6, and increasing the net loss for the three months ended September 30, 2005 by $0.2.

(ii)  Adjustments required to correct the accounting for the company’s investment in Zenith National Insurance Corp. (“Zenith”), which was incorrectly accounted for using the cost basis of accounting during the period 1999 to 2001. At that time, the company had the ability to exercise significant influence over Zenith from an accounting perspective. The accounting for Zenith was restated to record the company’s share of Zenith net losses during the period 1999 to 2001 under the equity method of accounting and to record the increase in the realized gains on sales of this investment in 2006 and 2005. The corrections resulted in an $11.6 cumulative decrease in shareholders’ equity as at September 30, 2005 and December 31, 2005, and had the effect of decreasing the net loss for the three and nine months ended September 30, 2005 by $5.2.

  Consolidation Accounting

(iii)  Bookkeeping errors in the accounting for various intercompany transactions, including incorrect eliminations of gains and losses on intercompany purchases and sales of portfolio investments, write-offs of unreconciled intercompany balances, incorrect elimination of intercompany advances, and related foreign currency accounting. The errors resulted in an unsupported net asset having been recorded in the consolidated financial statements of the company. The corrections resulted in a $157.7 cumulative decrease in shareholders’ equity as at December 31, 2005 and September 30, 2005, a cumulative net charge to the CTA of $159.0 as at December 31, 2005 and September 30, 2005, and a $1.3 cumulative increase in retained earnings as at December 31, 2005 and September 30, 2005, and had the net effect of decreasing the net loss for the nine months ended September 30, 2005 by $8.5, with no effect on the net loss for the three months ended September 30, 2005.

(iv)  Errors in recording realized foreign currency gains and losses of a subsidiary during the period 2000 to 2005. The amounts were recorded in accounts payable rather than in earnings. The corrections had no cumulative effect on shareholders’ equity as at December 31, 2005 and resulted in a $40.9 cumulative decrease in shareholders’ equity as at September 30, 2005, and had the net effect of decreasing the net loss for the nine months ended September 30, 2005 by $8.3 and increasing the net loss for the three months ended September 30, 2005 by $6.7. These corrections occurred in a lower tax rate jurisdiction and resulted in the recognition of an income tax expense of $3.2 for the nine months ended September 30, 2005 and an income tax expense of $0.3 for the three months ended September 30, 2005.

(v)  Certain losses related to an intercompany dispute that were not recorded in the consolidated financial statements. The corrections resulted in an after-tax cumulative decrease in shareholders’ equity of $18.3 as at December 31, 2005 and an after-tax cumulative increase in shareholders’ equity of $4.5 as at September 30, 2005, and had the net effect of decreasing the net loss for the nine months ended September 30, 2005 by $4.5, and decreasing the net loss for the three months ended September 30, 2005 by $9.5.

(vi) Errors in the accounting for fair value adjustments to portfolio investments in the purchase equations for certain acquisitions. The corrections had no cumulative effect on shareholders’ equity as at December 31, 2005 and September 30, 2005 and no effect on the net loss for the three months ended September 30, 2005, and had the net effect of decreasing the net loss for the nine months ended September 30, 2005 by $9.8.

(vii) The treatment of losses on foreign exchange contracts that hedged the 1999 acquisition funding for TIG. The losses were incorrectly recorded as a charge to the CTA. The correction resulted in the revision of the purchase equation and the recording of goodwill associated with the Odyssey America Re subsidiary and a credit to the CTA in the amount of $23.8. The related $17.6 unamortized goodwill balance and the $6.2 cumulative decrease in retained earnings were reflected in the consolidated balance sheets as at December 31, 2005 and September 30, 2005.

    Accounting for Income Taxes

The aggregate income tax effects of the corrections and adjustments described herein, excluding the effects of items (viii) and (ix), resulted in a $15.9 cumulative decrease in shareholders’ equity at December 31, 2005 and an $8.1 cumulative increase in shareholders equity as at September 30, 2005, and had the net effect of increasing the net loss for the nine months ended September 30, 2005 by $11.3, and increasing the net loss for the three months ended September 30, 2005 by $3.6.

(viii) Correction of an income tax expense recorded in the first quarter of 2006 related to a 2003 financial restructuring of a subsidiary. The correction resulted in a $9.3 cumulative decrease in shareholders’ equity as at December 31, 2005 and September 30, 2005, and had no effect on net loss for the three and nine months ended September 30, 2005.

(ix)  Errors in calculating income tax provisions which resulted in a $4.0 cumulative increase in shareholders’ equity as at December 31, 2005 and September 30, 2005, and which had the net effect of decreasing the net loss for the nine months ended September 30, 2005 by $3.0, and no effect on the net loss for the three months ended September 30, 2005.

 Other

(x)   Recording the balance sheet reclassification of common shares owned by the company as an increase in treasury stock rather than as an increase in other assets. The correction resulted in a $17.3 increase in treasury stock and a corresponding $17.3 decrease in shareholders’ equity as at December 31, 2005, and a $17.0 increase in treasury stock and a corresponding $17.0 decrease in shareholders’ equity as at September 30, 2005.

(xi)  Other unrelated adjustments of an immaterial nature individually that were either timing differences in the recording of amounts or corrections. The adjustments resulted in an aggregate $4.4 decrease in shareholders’ equity as at December 31, 2005 and an aggregate $3.6 increase in shareholders’ equity as at September 30, 2005.

The previously reported, restatement adjustment and restated amounts for those accounts affected by this restatement in the consolidated statements of earnings for the nine months ended September 30, 2005 and the three months ended September 30, 2005 and on the consolidated balance sheet as at September 30, 2005 are as follows. The accounts primarily affected by the adjustments above have been footnoted. Refer to note 10 for the impact of the restatement on the US GAAP reconciliation.

As at September 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Balance Sheet Data Assets Recoverable from reinsurers	7,627.0	7.0			7,634.0
Portfolio investments - strategic investments	267.2	(21.2)	(i)(ii	)	246.0
Deferred premium acquisition costs	387.4	(4.7)	(i	)	382.7
Future income taxes	1,044.8	(29.6)	(i)(viii	)	1,015.2
Premises and equipment	97.4	0.6			98.0
Goodwill	215.3	17.6	(vii	)	232.9
Other assets	116.7	4.1	(x	)	120.8
Total assets	27,070.9	(26.2)			27,044.7
Liabilities Accounts payable and accrued liabilities	1,197.5	86.6	(iii	)	1,284.1
Provision for claims	15,558.4	171.2	(i)(v	)	15,729.6
Unearned premiums	2,415.3	18.4	(i	)	2,433.7
Non-controlling interests	648.8	(2.2)	(i	)	646.6
Shareholders’ equity Common stock	1,781.8	5.1			1,786.9
Treasury stock, at cost	—	(17.0)	(x	)	(17.0)
Retained earnings as at January 1, 2005	1,061.9	(199.6)			862.3
Retained earnings as at September 30, 2005	852.3	(135.8)			716.5
Currency translation account	138.3	(152.5)	(iii)(vii	)	(14.2)
Total shareholders’ equity as at September 30, 2005	2,968.4	(300.2)			2,668.2

Nine months ended September 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	4,152.7	(11.0)			4,141.7
Net premiums written	3,533.4	(8.9)			3,524.5
Net premiums earned	3,532.4	(12.3)	(i	)	3,520.1
Interest and dividends	339.4	—			339.4
Realized gains on investments	386.0	35.9	(iii)(ii)(iv)(vi	)	421.9
Claims fees	259.4	—			259.4
	4,517.2	23.6			4,540.8
Expenses Losses on claims	3,154.5	(18.9)	(i)(v	)	3,135.6
Operating expenses	763.6	(5.5)	(i	)	758.1
Commissions, net	552.3	—			552.3
Interest expense	149.8	(1.3)			148.5
	4,620.2	(25.7)			4,594.5
Earnings (loss) from operations before income taxes	(103.0)	49.3			(53.7)
Provision for income taxes	22.8	8.4	(iv	)	31.2
Net earnings before non-controlling interests	(125.8)	40.9			(84.9)
Non-controlling interests	(54.0)	0.4	(i	)	(53.6)
Net earnings (loss)	(179.8)	41.3			(138.5)
Net earnings (loss) per share	$(11.63)	$2.58			$(9.11)
Net earnings (loss) per diluted share	$(11.63)	$2.43			$(9.11)

Three months ended September 30, 2005	Previously Reported	Restatement Adjustments			Restated
Consolidated Statement of Earnings Data Revenue Gross premiums written	1,444.0	(2.7)			1,441.3
Net premiums written	1,208.2	(2.6)			1,205.6
Net premiums earned	1,200.1	(2.6)	(i	)	1,197.5
Interest and dividends	103.5	—			103.5
Realized gains on investments	154.7	8.0	(ii)(iii)(iv	)	162.7
Claims fees	83.8	—			83.8
	1,542.1	5.4			1,547.5
Expenses Losses on claims	1,336.4	(8.8)	(i)(v	)	1,327.6
Operating expenses	247.5	(1.0)	(i	)	246.5
Commissions, net	181.9	—			181.9
Interest expense	51.9	0.1			52.0
	1,817.7	(9.7)			1,808.0
Earnings (loss) from operations before income taxes	(275.6)	15.1			(260.5)
Provision for income taxes	(50.9)	3.7	(iv	)	(47.2)
Net earnings (loss) before non-controlling interests	(224.7)	11.4			(213.3)
Non-controlling interests	4.7	—			4.7
Net earnings (loss)	(220.0)	11.4			(208.6)
Net earnings (loss) per share	$(13.83)	$0.71			$(13.19)
Net earnings (loss) per diluted share	$(13.83)	$0.67			$(13.19)

3.  Cash, Short Term Investments and Marketable Securities

Cash, short term investments and marketable securities are as follows:

	September 30, 2006	December 31, 2005
Cash and short term investments	296.0	278.8
Cash held in Crum & Forster	18.1	1.7
Marketable securities	159.6	278.5
	473.7	559.0

Marketable securities include corporate bonds and equities, with a fair value at September 30, 2006 of $167.1 (December 31, 2005 - $284.5).

4.  Portfolio Investments

At September 30, 2006, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500.0 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $96.9 of common stocks, as well as a Total Return Swap (“swap”) with a notional value of approximately $611.6, (constituting together hedges with an aggregate notional value of approximately $1,208.5) as described in the two following paragraphs. At September 30, 2006, common stocks in the company’s portfolio aggregated $1,774.5, with a market value of $1,964.5.

Simultaneously with short sales of approximately $500.0 ($500.0 at December 31, 2005) notional amount of SPDRs and $96.9 ($60.3 at December 31, 2005) of common stocks, the company entered into call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $148.7 ($112.1 at December 31, 2005). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $597.6 ($521.0 at December 31, 2005) of cash and short term securities and $213.3 ($271.9 at December 31, 2005) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $159.1 ($112.3 at December 31, 2005) of cash. Both the obligation to purchase the securities sold short and the options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.

The company has a swap with a notional value of approximately $611.6 ($550.0 at December 31, 2005). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $152.3 ($110.0 at December 31, 2005). Short term securities have been pledged as collateral for the swap in the amount of $110.6 ($104.1 at December 31, 2005). The fair value of the swap is a liability of $42.7 ($60.5 at December 31, 2005) and is included in securities sold but not yet purchased on the consolidated balance sheet.

The company has purchased credit default swaps and bond put warrants which are carried at fair value of $113.1 ($142.2 at December 31, 2005) and are classified as bonds on the consolidated balance sheet.

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings as follows:

	Third quarter		First nine months
	2006	2005	2006	2005
SPDRs, common stocks and related options	(14.0)	(10.8)	(39.7)	(16.5)
Swap and related option	(29.0)	(15.1)	22.1	(18.0)
Credit default swaps	(78.8)	(69.3)	(53.1)	(44.4)
Put bond warrants and other	4.2	(2.6)	(1.3)	(1.2)
Gains (losses)	(117.6)	(97.8)	(72.0)	(80.1)

5.  Investments

On February 7, 2006, subsidiaries of the company sold the remaining 3.8 million shares of Zenith National Insurance Corp. (“Zenith National”) common stock at $50.38 per share for net proceeds of $193.8, resulting in a pre-tax realized gain of $137.3.

On January 5, 2006, Advent Capital (Holdings) PLC (“Advent”), through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.0 (£14.0), thereby maintaining its 46.8% interest in Advent.

On August 31, 2005, Cunningham Lindsey completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility due March 31, 2006. Fairfax exercised all rights issued to it, purchasing 7,154,628 subordinate shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Cunningham Lindsey from 75.0% to 81.0%.

On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $86.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $53.3. These two transactions reduced Fairfax’s ownership of Zenith from 24.4% to 11.2%.

On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence per share), giving Advent a market capitalization of $139.5 (£77.0), and $45.5 (£25.0) through debt. Concurrent with the equity issue, the shares were listed on the Alternative Investment Market of the London Stock Exchange. Fairfax maintained its 46.8% interest in Advent by purchasing its pro rata share of the new equity at a total cost of $34.1 (£18.7).

On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.

6.  Capital and Long Term Debt

During the first nine months of 2006, the company repurchased for cancellation 67,800 (2005 - nil) subordinate voting shares for a net cost of $7.7 (2005 - nil).

During the third quarter of 2006, the company purchased $23.5 of Fairfax Inc.’s exchangeable debentures due in 2009 for consideration of $33.7 of which $23.5 has been paid in cash with the remainder due during the fourth quarter. Also during the third quarter of 2006, the company purchased for cancellation $10.0 of TIG’s 8.597% mandatory redeemable capital securities maturing in 2027 for a cash payment of $7.9. From August 14, 2006 until the end of the third quarter, $27.9 principal amount of OdysseyRe’s 4.375% senior debentures due in 2022 were converted into common stock of OdysseyRe, resulting in the company’s ownership percentage of OdysseyRe decreasing from 80.1% to 78.5%. Holders of the senior debentures have the right to convert their debentures into OdysseyRe common stock until November 13, 2006.

During the first six months of 2006, the company completed the following transactions with respect to its debt: it repaid the outstanding $60.6 of its 7.375% notes which matured on March 15, 2006; it purchased $2.2 of its notes due in 2012, $9.4 of Fairfax Inc.’s exchangeable debentures due in 2009 and $5.0 of TIG’s 8.597% mandatory redeemable capital securities maturing in 2027 for cash payments aggregating $15.3; it repaid $9.1 of its purchase consideration payable for cash payments of $10.7; and it purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3: this repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively. Also during the first six months, OdysseyRe repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3.

On February 22, 2006, OdysseyRe issued $100.0 of senior unsecured notes. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009 respectively at their par value plus accrued and unpaid interest.

During the third quarter of 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, replacing its existing $90.0 credit facility. On various dates during the third quarter of 2005, OdysseyRe repurchased $11.6 (during the first nine months of 2005 - $29.9) principal amount of its 4.375% convertible senior debentures due 2022.

On May 13, 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.

During the first nine months of 2005, the company repurchased $14.2 of its 7.75% notes due in 2037, $7.0 of its 7.375% notes due in 2006 and $0.6 of its 6.875% notes due in 2008 and repaid the $27.3 of TIG senior notes which matured.

7.  Swiss Re Commutation

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re Cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re Cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re Cover were paid to Fairfax’s wholly-owned Irish reinsurance subsidiary, nSpire Re Limited. nSpire Re has deployed approximately $450 of those funds to secure or settle the $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Under Canadian GAAP the financial statement impact of the commutation, recorded in the third quarter of 2006, included a non-cash pre-tax and after-tax loss of $412.6, a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

8.  Contingencies

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any non-traditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. Subsequently, in the restatement referred to in note 2, the company restated the accounting for certain reinsurance contracts to apply the deposit method of accounting rather than reinsurance accounting.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies. These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries, or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse.

Several lawsuits seeking class action status have been filed against Fairfax and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a preliminary stage. The court has made an order consolidating the various pending lawsuits and granting the single remaining motion for appointment as lead plaintiffs. The Court has also issued an order approving the scheduling stipulation filed by the parties to the consolidated lawsuit. Pursuant to the scheduling stipulation, the lead plaintiffs will file a consolidated amended complaint on or before January 2, 2007. The Court scheduled the next conference for April 5, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit against Fairfax be successful, Fairfax may be subject to an award of significant damages, which could have a material adverse effect on its business, results of operations and financial condition. Fairfax and the named officers and directors intend to vigorously defend against the consolidated lawsuit.

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

9.  Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 18 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at September 30, 2006 compared to December 31, 2005. The segmented information has been revised to reflect the impact of the restatement adjustments in note 2.

10. U.S. GAAP Reconciliation

    Restatement of Financial Results

The effects of the restatement of the company’s previously reported consolidated financial statements described in note 2, including the additional US GAAP corrections relating to the company’s US GAAP reconciliation, are reflected below. Under US GAAP, the total after-tax cumulative impact of the restatement through December 31, 2005 and September 30, 2005 is to decrease shareholders’ equity by $384.3 and $412.5 respectively, comprised of the decrease in Canadian GAAP shareholders’ equity referred to in note 2 of $261.7 as at December 31, 2005 and $300.2 as at September 30, 2005, an increase in the cumulative reduction in net earnings under US GAAP of $91.4 as at December 31, 2005 and $100.3 as at September 30, 2005, and a decrease in accumulated other comprehensive income under US GAAP of $31.2 as at December 31, 2005 and $12.0 as at September 30, 2005.

The US GAAP corrections affecting the three and nine months ended September 30, 2005 relate to:

(i)   The accounting treatment for convertible bond securities and other fixed income securities with embedded derivatives which are held as investments. The securities that are subject to the restatement were held as investments by the company and were purchased between 2001 and 2005. These securities were carried at fair value in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” due to their designation as available for sale, with corresponding changes in their fair value recorded as a component of other comprehensive income within shareholders’ equity. The treatment for these investments was restated to correct for the application of FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). Under FAS 133, changes in the fair value attributable to the embedded option in a convertible bond or other security is required to be recognized in income through realized gains or losses rather than unrealized gains and losses, a component of shareholders’ equity, as previously reported by the company. In addition, from the company’s review of its embedded derivatives for the three and nine months ended September 30, 2006, management identified an additional error in its previously reported restated results as at December 31, 2005. The corrections had no cumulative effect on shareholders’ equity as at December 31, 2005 and September 30, 2005 and had the net effect of decreasing net earnings for the three months ended September 30, 2005 by $17.5, for the nine months ended September 30, 2005 by $10.7 and for the previously reported restated year ended December 31, 2005 by $26.8. For each such period, there is a corresponding offsetting change in other comprehensive income.

(ii)   Recording a minimum pension liability under US GAAP which previously had been considered immaterial. The corrections resulted in a $12.2 after-tax cumulative decrease in shareholders’ equity as at December 31, 2005 and $1.3 at September 30, 2005 respectively, and did not affect other comprehensive income for the three and nine months ended September 30, 2005.

(iii)  The accounting treatment of the Swiss Re Cover. In reviewing the accounting for the contemplated commutation of the Swiss Re Cover, the company identified that it had incorrectly calculated the deferred gain, which ultimately impacted the amortization recorded in each period. In addition, the company identified that on the assignment of this cover to nSpire Re, its subsidiary in Ireland, the deferred tax asset recorded for purposes of US GAAP had not been properly adjusted to recognize the differential in statutory income tax rates between Canada and Ireland. The correction of these errors resulted in a $113.6 cumulative decrease in shareholders’ equity at December 31, 2005, and had the net effect of increasing net earnings for the three months ended September 30, 2005 by $2.5 including a reversal of income tax expense of $1.7 and for the nine months ended September 30, 2005 by $7.6 including a reversal of income tax expense of $2.4. In addition, the corrections resulted in an increase in the deferred gain of $33.4 and $34.2 as at December 31, 2005 and September 30, 2005 respectively, and a decrease in the deferred tax asset of $80.2 and $81.3 as at December 31, 2005 and September 30, 2005 respectively.

(iv)  Foreign exchange losses from a hedge contract recorded as goodwill for purposes of Canadian GAAP as described in section (vii) of note 2, which are not considered a hedge for purposes of US GAAP. As a result, these foreign exchange losses have been reclassified from goodwill as a charge to opening retained earnings for US GAAP.

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 21 to the company’s restated consolidated financial statements as at December 31, 2005.

The following shows the net earnings in accordance with US GAAP:

	2006
	Third quarter	First nine months
		Note 2
Net earnings (loss), Canadian GAAP	(359.2)	68.4
Recoveries on retroactive reinsurance	433.1	459.7
Fair value of embedded bond investment derivatives	(13.2)	(14.5)
Other than temporary declines	-	7.9
Other differences	(0.8)	(1.4)
Tax effect	(24.5)	(31.5)
Net earnings, US GAAP	35.4	488.6
Unrealized net appreciation (depreciation) of investments	285.0	(230.2)
Change in currency translation account	5.5	53.3
Other comprehensive income (loss)	290.5	(176.9)
Comprehensive income, US GAAP	325.9	311.7
Net earnings per share, US GAAP	$1.84	$27.02
Net earnings per diluted share, US GAAP	$1.83	$25.86

For the three months ended September 30, 2005

	Previously Reported	Restatement Adjustments	Restated
Net earnings (loss), Canadian GAAP	(220.0)	11.4	(208.6)
Recoveries on retroactive reinsurance (iii)	12.5	0.8	13.3
Fair value of embedded bond investment derivatives (i)	—	(26.6)	(26.6)
Other differences	(0.5)	—	(0.5)
Tax effect	(4.3)	10.8	6.5
Net earnings (loss), US GAAP	(212.3)	(3.6)	(215.9)
Unrealized net appreciation (depreciation) of investments	(170.9)	15.9	(155.0)
Change in currency translation account	26.8	1.0	27.8
Other comprehensive income (loss)	(144.1)	16.9	(127.2)
Comprehensive income (loss), US GAAP	(356.4)	13.3	(343.1)
Net earnings (loss) per share, US GAAP	$(13.36)	$(0.22)	$(13.65)
Net earnings (loss) per diluted share, US GAAP	$(13.36)	$(0.22)	$(13.65)

For the nine months ended September 30, 2005

	Previously Reported	Restatement Adjustments	Restated
Net earnings (loss), Canadian GAAP	(179.8)	41.3	(138.5)
Recoveries on retroactive reinsurance (iii)	122.4	5.2	127.6
Fair value of embedded bond investment derivatives (i)	—	(15.9)	(15.9)
Other than temporary declines	(12.7)	—	(12.7)
Other differences	(0.5)	—	(0.5)
Tax effect	(35.5)	7.6	(27.9)
Net earnings (loss), US GAAP	(106.1)	38.2	(67.9)
Unrealized net appreciation (depreciation) of investments	(21.8)	(13.2)	(35.0)
Change in currency translation account	7.3	4.6	11.9
Other comprehensive income (loss)	(14.5)	(8.6)	(23.1)
Comprehensive income (loss), US GAAP	(120.6)	29.6	(91.0)
Net earnings (loss) per share, US GAAP	$(7.05)	$2.39	$(4.70)
Net earnings (loss) per diluted share, US GAAP	$(7.05)	$2.25	$(4.70)

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30, 2006	December 31, 2005
		Restated
Assets Marketable securities	159.4	287.1
Portfolio investments
Subsidiary cash and short term investments	6,366.1	3,788.9
Bonds	6,956.9	7,766.5
Preferred stocks	29.4	16.6
Common stocks	1,964.5	2,530.7
Strategic investments	297.7	347.8
Investments pledged for securities sold but not yet purchased	1,080.6	1,009.3
Total portfolio investments	16,695.2	15,459.8
Future income taxes	789.8	1,051.4
Goodwill	277.7	268.3
All other assets	9,125.3	10,922.9
Total assets	27,047.4	27,989.5
Liabilities Accounts payable and accrued liabilities	1,407.2	1,818.1
Securities sold but not yet purchased	780.6	702.9
Long term debt - holding company borrowings	1,331.1	1,424.7
Long term debt - subsidiary company borrowings	928.9	869.3
All other liabilities	18,847.4	19,852.1
Total liabilities	23,295.2	24,667.1
Mandatorily redeemable shares of TRG	180.2	192.1
Non-controlling interests	920.1	749.8
	1,100.3	941.9
Shareholders’ Equity	2,651.9	2,380.5
	27,047.4	27,989.5

The difference in consolidated shareholders’ equity is as follows:

	September 30, 2006	December 31, 2005
		Restated
Shareholders’ equity based on Canadian GAAP	2,724.1	2,644.2
Accumulated other comprehensive income excluding currency translation account	45.1	275.3
Reduction of other paid in capital	(57.9)	(59.4)
Cumulative reduction in net earnings under US GAAP	(59.4)	(479.6)
Shareholders’ equity based on US GAAP	2,651.9	2,380.5

The cumulative reduction in net earnings under US GAAP of $59.4 at September 30, 2006 relates primarily to the deferred gain on retroactive reinsurance net of tax of $113.3, partially offset by goodwill and adjustments related to embedded derivatives.

    Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - in interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the impact of FIN 48 on its results of operations and financial position.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”) which requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans (“benefit plans”) on their balance sheets with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. FAS 158 does not change how benefit plans are accounted for and reported in the income statement. Accordingly, the amounts to be recognized in accumulated other comprehensive income representing unrecognized net actuarial losses, past service costs and transitional obligations will continue to be amortized under existing guidance. Those amortized amounts will continue to be reported as net periodic pension cost in the income statement. FAS 158 is effective for fiscal years ending after December 15, 2006. The company expects that the adoption of FAS 158 will reduce US GAAP shareholders’ equity, specifically, accumulated other comprehensive income by approximately $50, consisting of an increase in liabilities of approximately $85 and an increase in the future income tax asset of approximately $35.

11. Subsequent Event

In October 2006, the company enacted plans to restructure its runoff operations in the U.S. and the United Kingdom. These plans include significant staff reductions and office closures for which the company expects to incur costs of approximately $15.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of November 2, 2006)
(in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements and with the notes to the restated management’s discussion and analysis for the year ended December 31, 2005 accompanying the company’s restated 2005 consolidated financial statements.

Restatement of the Consolidated Financial Statements

The company has restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three and nine months ended September 30, 2005 and the three months ended March 31, 2006. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover. That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at the prior time, are reflected in the company’s consolidated financial statements and accompanying notes included herein and in the company’s restated 2005 consolidated financial statements. Accordingly, where appropriate, the effects of the restatement, including the correction of all errors, are reflected in management’s discussion and analysis.

Third Quarter Results

The company’s insurance and reinsurance operations produced a net underwriting profit of $16.6 in the third quarter of 2006 compared to a net underwriting loss of $292.3 in 2005. The consolidated combined ratio for those operations in the third quarter of 2006 was 98.5% compared to 127.0% in 2005, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 94.5%, 98.7% and 100.3% respectively.

The company recorded a net loss of $359.2 ($20.41 per share and per diluted share) in the third quarter of 2006, compared to a net loss of $208.6 ($13.19 per share and per diluted share) in the third quarter of 2005. The results for the third quarter of 2006 include a loss of $412.6 on the commutation of the Swiss Re Cover (discussed further under Runoff and Other) whereas the results for the third quarter of 2005 reflect $466.0 of hurricane losses. Interest and dividend income for the three months ended September 30, 2006 increased 86.0% to $192.5 from $103.5 for the same period in 2005. Net realized gains of $20.9 (2005 - $162.7) in the 2006 third quarter include $117.6 (2005 - $97.8) of net unrealized losses resulting from mark-to-market valuation adjustments, as referred to in note 4 to the consolidated financial statements.

Total revenue in the third quarter of 2006 decreased to $1,515.1 from $1,547.5 in the third quarter of 2005, principally as a result of decreased net realized gains, partially offset by increased interest and dividend income. Net premiums written at the company’s ongoing insurance and reinsurance operations in the third quarter of 2006 increased by 3.2% to $1,138.1 from $1,103.2 in 2005, while net premiums earned increased modestly to $1,099.1 from $1,083.2.

Of the $280.0 of consolidated operating expenses in the 2006 third quarter ($246.5 in 2005), $191.4 ($166.2 in 2005) related to insurance, reinsurance and runoff and other operations and corporate overhead, while the balance of $88.6 ($80.3 in 2005) related to Cunningham Lindsey operating expenses.

Net Earnings

The combined ratios by operating segment and the sources of consolidated net earnings (with Cunningham Lindsey equity accounted) were as follows for the three months and nine months ended September 30, 2006 and 2005:

	Third quarter		First nine months
	2006	2005	2006	2005
Combined ratios Insurance - Canada (Northbridge)	94.5%	94.0%(1)	99.3%	91.3%(1)
- U.S	98.7%	117.6%(1)	98.9%	102.5%(1)
- Asia (Fairfax Asia)	96.9%	92.5%	97.4%	91.0%
Reinsurance (OdysseyRe)	100.3%	145.3%(1)	97.1%	114.1%(1)
Consolidated	98.5%	127.0%(1)	98.0%	106.0%(1)
Sources of net earnings Underwriting Insurance - Canada (Northbridge)	14.2	14.5	5.7	62.4
- U.S	3.8	(40.8)	8.4	(19.3)
- Asia (Fairfax Asia)	0.4	1.4	1.1	4.7
Reinsurance (OdysseyRe)	(1.8)	(267.4)	49.2	(243.7)
Underwriting profit (loss)	16.6	(292.3)	64.4	(195.9)
Interest and dividends	142.7	73.8	399.1	256.6
Operating income (loss)	159.3	(218.5)	463.5	60.7
Realized gains	36.8	180.6	712.6	351.8
Runoff and other	(408.4)	(172.9)	(378.9)	(315.7)
Claims adjusting (Fairfax portion)	(0.8)	(1.6)	(0.4)	0.5
Interest expense	(49.3)	(48.0)	(146.8)	(136.5)
Corporate overhead and other	(15.9)	(1.3)	(32.9)	(19.6)
Pre-tax income (loss)	(278.3)	(261.7)	617.1	(58.8)
Taxes	(62.8)	48.9	(422.8)	(26.2)
Non-controlling interests	(18.1)	4.2	(125.9)	(53.5)
Net earnings (loss)	(359.2)	(208.6)	68.4	(138.5)
__________

(1) 74.2% and 84.5% for Northbridge, 92.9% and 95.0% for U.S.  Insurance, 98.7% and 98.2% for OdysseyRe, and 91.7% and 94.3% Consolidated for the three and nine months ended September 30, 2005 respectively, prior to giving effect to the 2005 third quarter hurricane losses.

The above sources of consolidated net earnings (with Cunningham Lindsey equity accounted) presented by segment were as set out below for the three months and nine months ended September 30, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains (losses) eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended September 30, 2006

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	367.4	336.6	44.3	646.0	1,394.3	151.1	(134.7)	-	1,410.7
Net premiums written	230.9	292.5	15.2	599.5	1,138.1	99.2	-	-	1,237.3
Net premiums earned	260.0	279.7	15.0	544.4	1,099.1	110.4	-	-	1,209.5
Underwriting profit (loss)	14.2	3.8	0.4	(1.8)	16.6	-	-	-	16.6
Interest and dividends	27.7	45.0	(1.6)	71.6	142.7	-	-	-	142.7
Operating income (loss) before:	41.9	48.8	(1.2)	69.8	159.3	-	-	-	159.3
Realized gains (losses)	3.9	28.6	1.2	(8.0)	25.7	(15.9)	2.7	8.4	20.9
Runoff and other operating income (loss)	-	-	-	-	-	(392.5)	-	-	(392.5)
Claims adjusting	-	-	-	-	-	-	-	(0.8)	(0.8)
Interest expense	-	(8.2)	-	(9.6)	(17.8)	-	-	(31.5)	(49.3)
Corporate overhead and other	(3.5)	(1.9)	(0.6)	(6.2)	(12.2)	-	-	(3.7)	(15.9)
Pre-tax income (loss)	42.3	67.3	(0.6)	46.0	155.0	(408.4)	2.7	(27.6)	(278.3)
Taxes									(62.8)
Non-controlling interests									(18.1)
Net earnings (loss)									(359.2)

Quarter ended September 30, 2005

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	362.3	326.8	17.2	734.0	1,440.3	113.6	(112.6)	—	1,441.3
Net premiums written	227.5	232.8	11.2	631.7	1,103.2	102.4	—	—	1,205.6
Net premiums earned	242.4	232.3	18.0	590.5	1,083.2	114.3	—	—	1,197.5
Underwriting profit (loss)	14.5	(40.8)	1.4	(267.4)	(292.3)	—	—	—	(292.3)
Interest and dividends	13.9	21.4	2.5	36.0	73.8	—	—	—	73.8
Operating income (loss) before:	28.4	(19.4)	3.9	(231.4)	(218.5)	—	—	—	(218.5)
Realized gains (losses)	25.4	33.1	(0.1)	94.4	152.8	(17.9)	(0.8)	28.6	162.7
Runoff and other operating income (loss)	—	—	—	—	—	(155.0)	—	—	(155.0)
Claims adjusting	—	—	—	—	—	—	—	(1.6)	(1.6)
Interest expense	—	(8.3)	—	(8.1)	(16.4)	—	—	(31.6)	(48.0)
Corporate overhead and other	(2.1)	(0.3)	(0.3)	(5.1)	(7.8)	—	—	6.5	(1.3)
Pre-tax income (loss)	51.7	5.1	3.5	(150.2)	(89.9)	(172.9)	(0.8)	1.9	(261.7)
Taxes									48.9
Non-controlling interests									4.2
Net earnings (loss)									(208.6)

Nine months ended September 30, 2006

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,225.3	1,025.2	91.1	1,796.8	4,138.4	408.1	(365.3)	-	4,181.2
Net premiums written	760.5	886.9	43.1	1,652.3	3,342.8	276.5	-	-	3,619.3
Net premiums earned	765.0	791.2	42.8	1,683.4	3,282.4	335.0	-	-	3,617.4
Underwriting profit	5.7	8.4	1.1	49.2	64.4	-	-	-	64.4
Interest and dividends	71.6	104.6	2.2	220.7	399.1	-	-	-	399.1
Operating income before:	77.3	113.0	3.3	269.9	463.5	-	-	-	463.5
Realized gains	106.8	268.6	13.3	332.0	720.7	32.7	(44.5)	36.4	745.3
Runoff and other operating income (loss)	-	-	-	-	-	(411.6)	-	-	(411.6)
Claims adjusting	-	-	-	-	-	-	-	(0.4)	(0.4)
Interest expense	-	(24.7)	-	(28.1)	(52.8)	-	-	(94.0)	(146.8)
Corporate overhead and other	(7.6)	(6.1)	(2.0)	(13.6)	(29.3)	-	-	(3.6)	(32.9)
Pre-tax income (loss)	176.5	350.8	14.6	560.2	1,102.1	(378.9)	(44.5)	(61.6)	617.1
Taxes									(422.8)
Non-controlling interests									(125.9)
Net earnings									68.4

Nine months ended September 30, 2005

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Sub-total	Runoff & Other	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,125.4	978.6	56.7	2,009.2	4,169.9	266.2	(294.4)	—	4,141.7
Net premiums written	707.8	765.0	35.4	1,778.7	3,286.9	237.6	—	—	3,524.5
Net premiums earned	713.7	783.3	52.4	1,722.8	3,272.2	247.9	—	—	3,520.1
Underwriting profit (loss)	62.4	(19.3)	4.7	(243.7)	(195.9)	—	—	—	(195.9)
Interest and dividends	47.0	83.7	5.1	120.8	256.6	—	—	—	256.6
Operating income (loss) before:	109.4	64.4	9.8	(122.9)	60.7	—	—	—	60.7
Realized gains	93.9	126.8	1.0	136.0	357.7	67.7	(36.1)	30.2	419.5
Runoff and other operating income (loss)	—	—	—	—	—	(383.4)	—	—	(383.4)
Claims adjusting	—	—	—	—	—	—	—	0.5	0.5
Interest expense	—	(24.7)	—	(22.0)	(46.7)	—	—	(89.8)	(136.5)
Corporate overhead and other	(5.7)	(3.5)	(1.6)	(19.0)	(29.8)	—	—	10.2	(19.6)
Pre-tax income (loss)	197.6	163.0	9.2	(27.9)	341.9	(315.7)	(36.1)	(48.9)	(58.8)
Taxes									(26.2)
Non-controlling interests									(53.5)
Net earnings (loss)									(138.5)

      Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s ongoing insurance and reinsurance operations on a summarized company-by-company basis for the three months and nine months ended September 30, 2006 and 2005.

                 Canadian Insurance - Northbridge

	Third quarter		First nine months
	2006	2005	2006	2005
Underwriting profit	14.2	14.5	5.7	62.4
Combined ratio	94.5%	94.0%	99.3%	91.3%
Gross premiums written	367.4	362.3	1,225.3	1,125.4
Net premiums written	230.9	227.5	760.5	707.8
Net premiums earned	260.0	242.4	765.0	713.7
Underwriting profit	14.2	14.5	5.7	62.4
Interest and dividends	27.7	13.9	71.6	47.0
Operating income	41.9	28.4	77.3	109.4
Realized gains	3.9	25.4	106.8	93.9
Pre-tax income before interest and other	45.8	53.8	184.1	203.3

Northbridge reported positive underwriting results in the third quarter of 2006, recording underwriting profit of $14.2 and a combined ratio of 94.5% compared to underwriting profit of $14.5 and a combined ratio of 94.0% for the third quarter of 2005. The 2006 third quarter results featured a low level of catastrophe activity, compared to $48.0 of hurricane-related losses in the third quarter of 2005. This year-over-year improvement was largely offset by several large, non-catastrophe losses and related reinsurance reinstatement premiums incurred in the Energy & International division of its Commonwealth subsidiary.

Interest and dividend income increased by 99.3% to $27.7 for the third quarter, reflecting higher yields earned on larger balances of subsidiary cash and short term investments. Net realized gains decreased to $3.9 in the third quarter from $25.4 in 2005, producing third quarter income before taxes, interest and other of $45.8, a decrease of 14.9%. Cash flow from operations for the third quarter of 2006 was $89.1 compared to $204.9 for the third quarter of 2005, with the year-over-year decline due primarily to the timing of claims payments, partially offset by collections of recoverables from reinsurers.

Gross premiums written and net premiums written during the third quarter of 2006 declined in Canadian dollar terms compared to 2005 by 6.3% and 6.2% respectively, reflecting the impact of competition for renewal business, lower Facility Association premiums and the company’s withdrawal from the majority of its Energy and International business segment.

For more information on Northbridge results, please see its third quarter report which will be posted on its website at  www.northbridgefinancial.com.

                 U.S. Insurance

Quarter and nine months ended September 30, 2006

	Third quarter	First nine months
	Crum & Forster(1)	Crum & Forster(1)
Underwriting profit	3.8	8.4
Combined ratio	98.7%	98.9%
Gross premiums written	336.6	1,025.2
Net premiums written	292.5	886.9
Net premiums earned	279.7	791.2
Underwriting profit	3.8	8.4
Interest and dividends	45.0	104.6
Operating income	48.8	113.0
Realized gains	28.6	268.6
Pre-tax income before interest and other	77.4	381.6

Quarter ended September 30, 2005

	Crum & Forster(1)	Fairmont	Total
Underwriting profit (loss)	(41.8)	1.0	(40.8)
Combined ratio	121.8%	97.5%	117.6%
Gross premiums written	273.3	53.5	326.8
Net premiums written	189.1	43.7	232.8
Net premiums earned	191.9	40.4	232.3
Underwriting profit (loss)	(41.8)	1.0	(40.8)
Interest and dividends	21.5	(0.1)	21.4
Operating income (loss)	(20.3)	0.9	(19.4)
Realized gains	31.5	1.6	33.1
Pre-tax income before interest and other	11.2	2.5	13.7

Nine months ended September 30, 2005

	Crum & Forster(1)	Fairmont	Total
Underwriting profit (loss)	(22.2)	2.9	(19.3)
Combined ratio	103.3%	97.5%	102.5%
Gross premiums written	825.8	152.8	978.6
Net premiums written	646.1	118.9	765.0
Net premiums earned	665.4	117.9	783.3
Underwriting profit (loss)	(22.2)	2.9	(19.3)
Interest and dividends	79.0	4.7	83.7
Operating income	56.8	7.6	64.4
Realized gains	116.1	10.7	126.8
Pre-tax income before interest and other	172.9	18.3	191.2
__________

(1) These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Crum & Forster’s combined ratio improved in the third quarter of 2006 to 98.7% from 121.8% in 2005. The improvement in the combined ratio reflects the favorable impact of lower catastrophe losses in 2006. During the third quarter of 2005, underwriting results were adversely affected by net catastrophe losses from hurricanes Katrina and Rita of $60.0, including reinstatement premiums of $38.0. Crum & Forster’s net premiums written for the third quarter of 2006 increased by 54.7% over 2005. Excluding the Fairmont business, net premiums written increased by 31.5%, primarily due to the noted reinsurance reinstatement premiums of $38.0 associated with catastrophe losses in 2005 and reduced reinsurance cessions attributable to the company’s increased retention on the property per risk treaty in 2006. Cash flow from operations for the third quarter of 2006 was $81.2 compared to $22.7 for the third quarter of 2005, with the year-over-year improvement due primarily to higher premium collections. For more information on Crum & Forster’s results, please see its third quarter report on Form 10-Q which will be posted on its website at  www.cfins.com.

 Fairfax Asia

	Third quarter		First nine months
	2006	2005	2006	2005
Underwriting profit	0.4	1.4	1.1	4.7
Combined ratio	96.9%	92.5%	97.4%	91.0%
Gross premiums written	44.3	17.2	91.1	56.7
Net premiums written	15.2	11.2	43.1	35.4
Net premiums earned	15.0	18.0	42.8	52.4
Underwriting profit	0.4	1.4	1.1	4.7
Interest and dividends	(1.6)	2.5	2.2	5.1
Operating income (loss)	(1.2)	3.9	3.3	9.8
Realized gains (losses)	1.2	(0.1)	13.3	1.0
Pre-tax income before interest and other	-	3.8	16.6	10.8

Fairfax Asia’s combined ratio of 96.9% in the third quarter of 2006 (92.5% in 2005) reflects a third quarter underwriting loss in First Capital offset by an underwriting profit at Falcon. First Capital’s underwriting loss in the third quarter of 2006 was driven mainly by reserve strengthening on the professional indemnity line of business. Falcon’s underwriting profit in the third quarter reflects a $0.9 release of commission and expense accruals in the quarter. The year-to-date combined ratio of 97.4% (2005 - 91.0%) was driven by Falcon’s lower than expected premiums written due to the non-realisation of new business targets as a result of rate softening.

Interest and dividend income of $(1.6) in the quarter is due mainly to the ICICI Lombard equity pickup for the period being a loss of $3.6 (arising from Fairfax Asia’s 26% shareholding), offset by interest and dividends received of $2.0.

 Reinsurance - OdysseyRe

	Third quarter(1)		First nine months(1)
	2006	2005	2006	2005
Underwriting profit (loss)	(1.8)	(267.4)	49.2	(243.7)
Combined ratio	100.3%	145.3%	97.1%	114.1%
Gross premiums written	646.0	734.0	1,796.8	2,009.2
Net premiums written	599.5	631.7	1,652.3	1,778.7
Net premiums earned	544.4	590.5	1,683.4	1,722.8
Underwriting profit (loss)	(1.8)	(267.4)	49.2	(243.7)
Interest and dividends	71.6	36.0	220.7	120.8
Operating income (loss)	69.8	(231.4)	269.9	(122.9)
Realized gains (losses)	(8.0)	94.4	332.0	136.0
Pre-tax income (loss) before interest and other	61.8	(137.0)	601.9	13.1
__________

(1) These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

OdysseyRe’s gross premiums written declined 12.0% in the third quarter of 2006 relative to the third quarter of 2005. This reflects an 18.4% decline in its worldwide reinsurance business and an 8.4% decline across its specialty insurance business, as ceding companies continue the trend to retain greater proportions of written premium and OdysseyRe continues to emphasize underwriting discipline as certain segments of the market become more competitive. This third quarter decline compares to a decrease of 10.6% in gross premiums written for the first nine months ended September 30, 2006 relative to the same period in 2005. Net premiums written decreased by 5.1% in the third quarter of 2006 over the third quarter of 2005 as OdysseyRe increased retentions across various segments of its business.

During the third quarter of 2006, OdysseyRe’s combined ratio was 100.3%, which included $30.9 of adverse loss development and a $33.8 commutation loss with nSpire Re, representing 11.9 points of its combined ratio. Adverse loss development during the third quarter of 2006 primarily reflects $11.1 from development of prior period catastrophe losses (namely Hurricanes Katrina, Rita and Wilma) and $19.8 in net adverse development primarily relating to 2001 and prior casualty business. The 100.3% combined ratio during the third quarter of 2006 was significantly improved from the combined ratio during the third quarter of 2005, which included $275.0 million in losses (net of reinstatement premiums) relating to Hurricanes Katrina and Rita and $32.6 in net adverse development relating to 2001 and prior accident years’ casualty business.

Interest and dividends increased 98.9% in the third quarter of 2006 over the third quarter of 2005, continuing to benefit from higher investment asset balances and higher short term interest rates. Pre-tax income during the third quarter of 2006 reflects continued strong investment performance and improved underwriting results due to reduced catastrophe activity. For more information on OdysseyRe’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

   Runoff and Other

Quarter ended September 30, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	38.7	-	112.4	151.1
Net premiums written	(3.5)	0.9	101.8	99.2
Net premiums earned	7.0	0.7	102.7	110.4
Losses on claims (excluding the reinsurance commutation)	(19.8)	11.8	(70.6)	(78.6)
Operating expenses	(6.1)	(11.9)	(24.9)	(42.9)
Interest and dividends	19.5	4.3	7.4	31.2
Operating income	0.6	4.9	14.6	20.1
Realized gains (losses)	(13.2)	(4.9)	2.2	(15.9)
	(12.6)	-	16.8	4.2
Loss on reinsurance commutation	-	(412.6)	-	(412.6)
Pre-tax income (loss) before interest and other	(12.6)	(412.6)	16.8	(408.4)

Quarter ended September 30, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	7.8	—	105.8	113.6
Net premiums written	6.1	—	96.3	102.4
Net premiums earned	6.3	7.9	100.1	114.3
Losses on claims	(34.3)	(53.3)	(149.8)	(237.4)
Operating expenses	(4.9)	(13.2)	(25.5)	(43.6)
Interest and dividends	13.3	(3.6)	2.0	11.7
Operating income (loss)	(19.6)	(62.2)	(73.2)	(155.0)
Realized gains (losses)	(21.1)	3.9	(0.7)	(17.9)
Pre-tax income (loss) before interest and other	(40.7)	(58.3)	(73.9)	(172.9)

Nine months ended September 30, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	135.4	(1.8)	274.5	408.1
Net premiums written	13.6	(0.5)	263.4	276.5
Net premiums earned	73.4	(0.5)	262.1	335.0
Losses on claims (excluding the reinsurance commutation)	(94.1)	(4.5)	(176.0)	(274.6)
Operating expenses	(26.6)	(39.3)	(72.6)	(138.5)
Interest and dividends	57.4	3.9	17.8	79.1
Operating income (loss)	10.1	(40.4)	31.3	1.0
Realized gains	3.0	11.5	18.2	32.7
	13.1	(28.9)	49.5	33.7
Loss on reinsurance commutation	-	(412.6)	-	(412.6)
Pre-tax income (loss) before interest and other	13.1	(441.5)	49.5	(378.9)

Nine months ended September 30, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	11.4	8.4	246.4	266.2
Net premiums written	(7.9)	8.5	237.0	237.6
Net premiums earned	(14.7)	28.4	234.2	247.9
Losses on claims (excluding the reinsurance commutation)	(79.7)	(117.6)	(242.6)	(439.9)
Operating expenses	(11.6)	(48.0)	(61.1)	(120.7)
Interest and dividends	34.5	(11.4)	9.3	32.4
Operating income (loss)	(71.5)	(148.6)	(60.2)	(280.3)
Realized gains	13.2	44.6	9.9	67.7
	(58.3)	(104.0)	(50.3)	(212.6)
Loss on reinsurance commutation	(103.1)	—	—	(103.1)
Pre-tax income (loss) before interest and other	(161.4)	(104.0)	(50.3)	(315.7)

The runoff and other pre-tax loss of $408.4 for the quarter ended September 30, 2006 is the result of a commutation loss of $412.6 and net realized losses on investments of $15.9 (stemming largely from mark-to-market adjustments), partially offset by operating income of $20.1.

The operating result for U.S. runoff reflects the incremental investment income on increased investment assets and reduced funds withheld interest expense resulting from the 2005 commutations as well as a current period increase in net premiums earned attributable to the Fairmont entities recently placed into runoff. As discussed in Fairfax’s restated 2005 management’s discussion and analysis (“restated 2005 MD&A”), during the first quarter of 2006 U.S. runoff closed the commutation with Ridge Re, receiving cash proceeds of $373.3. The positive effects of the above items are mitigated by mark-to-market loss adjustments of $16.2 and $25.0 for the quarter and nine months respectively ended September 30, 2006. Results for the nine months ended September 30, 2005 include $103.1 in charges related to a commutation, also discussed in Fairfax’s restated 2005 consolidated financial statements and restated 2005 MD&A.

The operating result for European runoff reflects $412.6 in losses related to the commutation of the Swiss Re Cover. Results also include modest adverse development during the quarter within the claims portfolios, offset by gains of $33.8 related to a commutation with a non-Runoff affiliate, and a reduction in operating expenses and an improvement in investment income (due somewhat to the increased investment asset base following the Swiss Re commutation) compared to the third quarter of 2005.

Group Re’s combined ratio for the third quarter of 2006 was 93.0% compared to 175.1% for the same period in 2005, which included the effects of Hurricanes Katrina and Rita. Together with an increase in premium volume and net realized gains, this resulted in an improvement in third quarter pre-tax income to $16.8 from a $73.9 loss in 2005.

      Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter of 2006 increased by 86.0% to $192.5 from $103.5 in 2005 (interest and dividend income earned by the insurance and reinsurance operations in the third quarter of 2006 increased to $142.7 from $73.8 in 2005), primarily due to higher short term interest rates and a significant increase in subsidiary cash and short term investments.

Consolidated net realized gains on investments for the third quarter of 2006 decreased to $20.9 from $162.7 in 2005. Included in net realized gains during the third quarter of 2006 were $117.6 of net losses related to mark-to-market valuation adjustments as described in note 4 to the consolidated financial statements.

Consolidated interest expense increased slightly to $53.2 for the third quarter of 2006 from $52.0 in 2005, reflecting interest expense on the additional debt issued by OdysseyRe in the first quarter of 2006. The interest expense incurred by company is as follows:

	Third quarter		First nine months
	2006	2005	2006	2005
Fairfax	31.5	31.6	94.0	89.8
Crum & Forster	8.2	8.3	24.7	24.7
OdysseyRe	9.6	8.1	28.1	22.0
Cunningham Lindsey	3.9	4.0	11.4	12.0
	53.2	52.0	158.2	148.5

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest and dividend income earned on Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	Third quarter		First nine months
	2006	2005	2006	2005
Fairfax corporate overhead	18.2	6.7	41.1	19.6
Investment management and administration fees	(15.1)	(14.4)	(40.8)	(33.4)
Corporate overhead of subsidiary holding companies	12.2	7.8	29.3	29.8
Internet and technology expenses	0.6	1.2	3.3	3.6
	15.9	1.3	32.9	19.6

Fairfax’s corporate overhead in the third quarter of 2006 increased from the prior year primarily due to costs related to the ongoing SEC investigation, the restatement of its consolidated of financial statements and the lawsuit filed by Fairfax. Investment management and administration fees in the quarter increased slightly due to higher performance fees for investment management. The increase in corporate overhead of subsidiary holding companies during the third quarter of 2006 was primarily attributable to increased professional fees and personnel retirement costs.

Consolidated income tax expense of $64.0 for the third quarter of 2006 primarily reflects the fact that no income tax benefit was recognized on recording the loss on the commutation of the Swiss Re Cover.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Third quarter		First nine months
	2006	2005	2006	2005
Northbridge	10.9	14.6	46.7	56.0
OdysseyRe	7.2	(18.8)	79.2	(2.5)
Cunningham Lindsey	(0.3)	(0.5)	(0.2)	0.1
	17.8	(4.7)	125.7	53.6

Financial Condition

Cash, short term investments and marketable securities held at the holding company totalled $473.7 at September 30, 2006 compared to $559.0 at year-end, primarily reflecting sources and uses of cash during the first nine months that included the repayment of $60.6 of matured senior notes, repayments or repurchases for cancellation of outstanding debt of $62.8, advances totalling $160.0 to nSpire Re to fund European runoff claims payments and other cash requirements, $138.4 of dividends received from subsidiaries, and net tax sharing payments from the U.S. consolidated tax group totalling $124.6.

Subsidiary cash and short term investments at September 30, 2006 increased by $2,707.1 to $7,233.4 from $4,526.3 at year-end. Consolidated cash resources during the third quarter increased by $839.1 compared to an increase during the third quarter of 2005 of $362.6.

Cash flow from operations for the third quarter of 2006 reflects cash provided of $81.2 for Crum & Forster ($22.7 in 2005), $288.1 for OdysseyRe ($189.8 in 2005) and $89.1 for Northbridge ($204.9 in 2005). Increased cash flows at Crum & Forster primarily reflect higher premium collections. Increased cash flows at OdysseyRe were a result of higher tax recoveries, higher net investment income and hurricane recoveries. Decreased cash flows at Northbridge were primarily due to the timing of claims payments, partially offset by collections of recoverables from reinsurers.

Accounts receivable and other at September 30, 2006 increased by $18.5 from year-end, primarily as a result of an increase in receivables for securities sold of $449.3 offset by U.S. runoff’s collection during the first quarter of $373.3 of cash proceeds on the commutation with Ridge Re (as discussed in Fairfax’s restated 2005 MD&A.)

Reinsurance recoverables decreased to $5,805.8 at September 30, 2006 from $7,655.7 at December 31, 2005 primarily as a result of the commutation of the Swiss Re Cover and collections from reinsurers of paid losses on ceded hurricane claims. Similarly, the decrease of $645.8 in funds withheld payable to reinsurers as at September 30, 2006 is primarily a result of the commutation of the Swiss Re Cover. The decline of $364.2 in the consolidated provision for claims relates primarily to payments during the quarter of claims arising from the 2005 hurricanes.

Portfolio investments at carrying value (net of the liability representing securities sold but not yet purchased) increased by $1,515.4 to $15,825.8 from $14,310.4 at year-end. During the quarter, net realized gains on investments totalled $20.9 inclusive of $117.6 of net mark-to-market losses recorded on derivative positions. At September 30, 2006 the pre-tax net unrealized gain on portfolio investments was $207.5 compared to $558.4 at year-end. The pre-tax net unrealized loss on bond portfolios was $101.5 at September 30, 2006 compared to $89.0 at year-end, while the pre-tax net unrealized gain on equities (including Hub and Advent at September 30, 2006 and Hub, Advent and Zenith National at year-end) and other was $309.0 compared to $647.4 at year-end.

The future income tax asset declined by $360.9 to $757.9 during the first nine months of 2006. The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $324.5 to $81.2 in 2006 as a result of profitable operations of that group.

Capital Structure and Liquidity

The company’s capital structure (with Cunningham Lindsey equity accounted) and financial ratios were as follows:

	September 30, 2006	December 31, 2005
Cash, short term investments and marketable securities	473.7	559.0
Holding company debt	1,273.2	1,365.3
Subsidiary company debt	1,005.8	933.2
Purchase consideration payable	180.2	192.1
Trust preferred securities of subsidiaries	37.4	52.4
Total debt	2,496.6	2,543.0
Net debt	2,022.9	1,984.0
Common shareholders’ equity	2,587.5	2,507.6
Preferred shares	136.6	136.6
Non-controlling interest	920.1	751.4
Total equity and non-controlling interest	3,644.2	3,395.6
Net debt/net total capital	35.7%	36.9%
Total debt/total capital	40.7%	42.8%
Interest coverage	4.9x	N/A

At September 30, 2006, Fairfax had $473.7 of cash, short term investments and marketable securities at the holding company level. Total holding company indebtedness declined by $92.1 to $1,273.2 from $1,365.3 at year-end, reflecting primarily the repayment of $60.6 of matured senior notes and the repurchase of $38.7 of outstanding debt for cancellation. Subsidiary company debt increased by $72.6 to $1,005.8 from $933.2 at year-end, largely due to the issuance of $100.0 of senior unsecured notes by OdysseyRe, partially offset by the repurchase of $16.9 and the conversion of $27.9 of its convertible senior debentures due 2022. Purchase consideration payable and trust preferred securities decreased as a result of payments of $9.1 and repurchases of $15.0 respectively during the first nine months of the year. At September 30, 2006 the company’s consolidated net debt/net total capital ratio improved to 35.7% from 36.9% at year-end, and the consolidated total debt/total capital ratio improved to 40.7% from 42.8% at year-end, due to a combination of net earnings for the nine months ended September 30, 2006 and the reductions in debt noted above.

The company believes that cash, short term investments and marketable securities held at the holding company provide adequate liquidity to meet the holding company’s obligations over the next twelve months. In addition, the holding company expects to continue to receive management fees, interest and dividends on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries (with a reduction in full year 2006 tax sharing payments as a result of the impact of the 2005 third quarter hurricanes and a permanent reduction in tax sharing payments as a result of the company’s deconsolidation in August 2006 of OdysseyRe from its U.S. consolidated tax group). Over the next twelve months, the holding company’s obligations consist of interest, the repayment of €45.7 of debt in February 2007, dividends, TRG purchase consideration payments, and overhead expenses. The receipt by nSpire Re of the cash proceeds of the commutation of the Swiss Re Cover on August 3, 2006 eliminated the requirement for further funding in 2006 subsequent to that date pursuant to the company’s obligation to fund negative cash flow at its European runoff operations (for the full 2006 year, this funding had previously been anticipated to range between $150 and $200, plus $78 required by nSpire Re related to a substitution of cash funding for letters of credit as discussed in the company’s restated 2005 MD&A, prior to any management actions which would improve that cash flow). As noted above, cash advanced to nSpire Re to fund European runoff and other requirements during the first nine months of 2006 totalled $160.0.

Primarily as a result of an increase in retained earnings during the first nine months of 2006, shareholders’ equity at September 30, 2006 increased by $79.9 or 3.0% to $2,724.1 from $2,644.2 at year-end. Common shareholders’ equity at September 30, 2006 was $2,529.6 or $142.57 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in the 2003 third quarter). The company repurchased 67,800 shares during the first nine months of 2006. At September 30, 2006 there were 17,742,440 shares effectively outstanding.

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe referred to in the company’s restated 2005 MD&A. That review also led to some changes in accounting for certain contracts at nSpire Re which were immaterial at the consolidated Fairfax level. Subsequently, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re Cover, the company restated various of its previously reported consolidated financial statements and related disclosures, as referred to in note 2 to the consolidated financial statements. As stated therein, that restatement included a restatement of the accounting for certain reinsurance contracts to apply the deposit method of accounting rather than reinsurance accounting. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)  Several lawsuits seeking class action status have been filed against Fairfax and certain of its officers and directors in the U.S. District Court for the Southern District of New York. Collectively, the suits are brought on behalf of putative classes of purchasers of all publicly traded securities of Fairfax between March 24, 2004 and on or about March 21, 2006. The complaints allege that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s financial condition. The complaints each seek, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys’ fees and other relief. These claims are at a preliminary stage. The Court has made an order consolidating the various pending lawsuits and granting the single remaining motion for appointment as lead plaintiffs. The Court has also issued an order approving the scheduling stipulation filed by the parties to the consolidated lawsuit. Pursuant to the scheduling stipulation, the lead plaintiffs will file a consolidated amended complaint on or before January 2, 2007. The Court scheduled the next conference for April 5, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit against Fairfax be successful, Fairfax may be subject to an award of significant damages, which could have a material adverse effect on its business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax and the named officers and directors intend to vigorously defend against the consolidated lawsuit.

(b)  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

Comparative Quarterly Data (unaudited)

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Revenue	1,515.1	1,935.6	1,714.5	1,359.7	1,547.5	1,513.2	1,480.1	1,448.3
Net earnings (loss)	(359.2)	229.2	198.4	(308.1)	(208.6)	22.9	47.2	(35.5)
Net earnings (loss) per share	$(20.41)	$12.73	$10.99	$(17.51)	$(13.19)	$1.29	$2.80	$(2.74)
Net earnings (loss) per diluted share	$(20.41)	$12.14	$10.51	$(17.51)	$(13.19)	$1.29	$2.74	$(2.74)

Prior to giving effect to the hurricane losses in the third and fourth quarters of 2005 and the third quarter of 2004, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004, but have also reflected the more difficult insurance environment subsequent to the first half of 2004. In addition to loss and LAE reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations (as was the third quarter of 2006 with the commutation of the Swiss Re Cover) or settlements by the runoff group, the occurrence of which events is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses) on portfolio investments, the timing of which is not predictable.